As filed with the Securities and Exchange Commission on November 18, 2009

Registration No. 333-162974

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-9 and FORM F-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Form F-9	Form F-4
Barrick Gold Corporation	Barrick (PD) Australia Finance Pty Ltd (ACN 139 909 934)
(Exact Name of Registrant as Specified in its Charter)

Ontario	Commonwealth of Australia
(Province or Other Jurisdiction of Incorporation or Organization)

1040	Not Applicable
(Primary Standard Industrial Classification Code Number)

Not Applicable	Not Applicable
(I.R.S. Employee Identification No.)

Brookfield Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (416) 307-7470	Level 10 – 2 Mill Street Perth Western Australia Australia 6000 (61-8) 9212-5777
(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8700	CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8700

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Sybil E. Veenman Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (416) 307-7470	Christopher J. Cummings Shearman & Sterling LLP Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario M5L 1E8 (416) 360-8484	Kevin Thomson Davies Ward Phillips & Vineberg LLP P.O. Box 63, 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public: as soon as practicable after this registration statement becomes effective.

Form F-9	Form F-4
Province of Ontario, Canada

(Principal Jurisdiction Regulating this Form F-9 Offering)

It is proposed that this filing shall become effective (check appropriate box):

A.  ☐  upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  ☑  at some future date (check appropriate box below):

1.  ☐  Pursuant to Rule 467(b) on (            ) at (            ) (designate a time not sooner than seven calendar days after filing).

2.  ☐  Pursuant to Rule 467(b) on (            ) at (            ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (            ).

3.  ☑  Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.  ☐  After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form F-9 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration state for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall becomes effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

EXPLANATORY NOTE

The purpose of this amendment is to check box B.3. on the face page hereof.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

FORM F-9

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

Under the Business Corporations Act (Ontario) (the “OBCA”), Barrick Gold Corporation (“Barrick” or the “Form F-9 Registrant”) may indemnify a director or officer of Barrick, a former director or officer of Barrick or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or the other entity on condition that (i) the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, Barrick may, with court approval, indemnify an individual described above in respect of an action by or on behalf of Barrick or another entity to obtain a judgment in its favor, to which the individual is made a party by reason of the individual’s association with Barrick or such other entity described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils condition (i) above. An individual referred to above is entitled to indemnification from Barrick as a matter of right if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfils conditions (i) and (ii) above. Barrick has entered into a Memorandum of Agreement with each Barrick director and officer under which Barrick has agreed to indemnify and hold harmless the individual in substantially the same circumstances as outlined in this paragraph.

In accordance with the provisions of the OBCA described above, the by-laws of Barrick provide that, subject to the relevant provisions of the OBCA, Barrick shall indemnify a director or officer of Barrick, a former director or officer of Barrick, or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or such other entity if the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request.

Barrick also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Form F-9 Registrant pursuant to the foregoing provisions, the Form F-9 Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

F-9, II-1

EXHIBITS TO FORM F-9

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

F-9, II-2

FORM F-9

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

The Form F-9 Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.	Consent to Service of Process.

At the time of filing of this Registration Statement on November 9, 2009, the Form F-9 Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Form F-9 Registrant shall be communicated promptly to the Commission by amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

F-9, III-1

FORM F-9

SIGNATURES

Pursuant to the requirements of the Securities Act, the Form F-9 Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 18th day of November, 2009.

BARRICK GOLD CORPORATION (the Form F-9 Registrant)

By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Vice President and Treasurer

F-9, III-2

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title with Form F-9 Registrant	Date

* Aaron W. Regent	President, Chief Executive Officer and Director (Principal Executive Officer)	November 18 , 2009

* Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 18, 2009

* Richard Ball	Senior Vice President and Controller (Principal Accounting Officer)	November 18, 2009

* Peter Munk	Chairman and Director	November 18, 2009

* C. William D. Birchall	Vice Chairman and Director	November 18, 2009

* Howard L. Beck	Director	November 18, 2009

* Donald J. Carty	Director	November 18, 2009

* Gustavo A. Cisneros	Director	November 18, 2009

* Marshall A. Cohen	Director	November 18, 2009

* Peter A. Crossgrove	Director	November 18, 2009

* Robert M. Franklin	Director	November 18, 2009

* Peter C. Godsoe	Director	November 18, 2009

* J. Brett Harvey	Director	November 18, 2009

* The Right Honourable Brian Mulroney	Director	November 18, 2009

* Anthony Munk	Director	November 18, 2009

* Steven J. Shapiro	Director	November 18, 2009

Gregory C. Wilkins	Director	November 18, 2009

F-9, III-3

*By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Attorney-in-fact

F-9, III-4

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 2 to the registration statement, solely in the capacity of the duly authorized representative of Barrick Gold Corporation in the United States, in the City of Toronto, Province of Ontario, Canada on this 18th day of November, 2009.

BARRICK GOLDSTRIKE MINES INC. (Authorized U.S. Representative)

By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Vice President and Treasurer

F-9, III-5

FORM F-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The directors and officers of Barrick (PD) Australia Finance Pty Ltd (the “Form F-4 Registrant”) are insured under policies maintained by the Form F-9 Registrant, within the limits and subject to the limitations of the policies, against certain liabilities incurred by them in their capacities as such, including, among other things, certain liabilities under the Securities Act of 1933.

The effect of the above indemnity arrangements is subject to the Corporations Act 2001 (Australia). Under the Corporations Act 2001 (Australia), an Australian company and its related bodies corporate must not indemnify a person against any of the following liabilities (other than a liability for legal costs) incurred as an officer of the Australian company: (a) a liability owed to the Australian company or a related body corporate; (b) a liability for a pecuniary penalty order (under section 1317G of the Corporations Act 2001 (Australia)) or a compensation order (under section 1317H or 1317HA of the Corporations Act 2001 (Australia)); or (c) a liability that is owed to someone other than the Australian company or a related body corporate and did not arise out of conduct in good faith. Further, an Australian company and its related bodies corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer of the Australian company if the costs are incurred: (a) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified as referred to in this paragraph above; (b) in defending or resisting criminal proceedings in which the person is found guilty; (c) in defending or resisting proceedings brought by the Australian Securities and Investments Commission (“ASIC”) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (excluding costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or (d) in connection with proceedings for relief to the person under the Corporations Act 2001 (Australia) in which the court denies the relief.

Item 21. Exhibits

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

Item 22. Undertakings

(a) The Form F-4 Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Form F-4 Registrant pursuant to the foregoing provisions set forth in Item 20 above, or otherwise, such Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by such Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The Form F-4 Registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The Form F-4 Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Form F-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the Form F-4 Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 18th day of November, 2009.

BARRICK (PD) AUSTRALIA FINANCE PTY LTD (Form F-4 Registrant)

By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Director

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title with Form F-4 Registrant	Date

* Gary Halverson	Director (Principal Executive Officer)	November 18, 2009

* Gregory P. Hawkins	Director (Principal Financial Officer and Principal Accounting Officer)	November 18, 2009

* Jamie C. Sokalsky	Director	November 18, 2009

/S/ JAMES W. MAVOR James W. Mavor	Director	November 18, 2009

* Katrina White	Director	November 18, 2009

*By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 2 to the registration statement, solely in the capacity of the duly authorized representative of Barrick (PD) Australia Finance Pty Ltd in the United States, in the City of Toronto, Province of Ontario, Canada on this 18th day of November, 2009.

BARRICK GOLDSTRIKE MINES INC. (Authorized U.S. Representative)

By:	/S/ JAMES W. MAVOR
Name:	James W. Mavor
Title:	Vice President and Treasurer

INDEX TO EXHIBITS

Exhibits to Form F-9

Exhibit No.

1.1		Form of Letter of Transmittal (included in Exhibit 99.1 to Form F-4).

1.2		Form of Notice of Guaranteed Delivery (included in Exhibit 99.2 to Form F-4).

3.1

Purchase Agreement dated as of October 13, 2009 by and among Barrick (PD) Australia Finance Pty Ltd, Barrick Gold Corporation, and the initial purchasers named therein (included in Exhibit 1.1 to Form F-4).

3.2

Exchange and Registration Rights Agreement dated as of October 16, 2009 between Barrick (PD) Australia Finance Pty Ltd, Barrick Gold Corporation, and the initial purchasers named therein. (included in Exhibit 4.4 to Form F-4).

4.1

Annual Information Form of Barrick Gold Corporation for the year ended December 31, 2008 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 40-F filed with the Securities and Exchange Commission on March 30, 2009 (the “Form 40-F”)).

4.2

The annual audited consolidated financial statements of Barrick Gold Corporation for the year ended December 31, 2008, including consolidated balance sheets as at December 31, 2008 and December 31, 2007 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008 and related notes, together with the auditors’ report thereon (incorporated by reference to Exhibit 99.3 of the Form 40-F).

4.3		The management’s discussion and analysis of Barrick Gold Corporation for the financial year ended December 31, 2008 (incorporated by reference to Exhibit 99.4 of the Form 40-F.

4.4

The management information circular of Barrick dated March 17, 2009, in connection with the annual meeting of Barrick’s shareholders held on April 29, 2009 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on March 25, 2009).

4.5

The interim unaudited consolidated financial statements of Barrick for the three and nine months ended September 30, 2009, including consolidated balance sheets as at September 30, 2009 and December 31, 2008 and consolidated statements of income, cash flow, equity and comprehensive income for the three and nine months ended September 30, 2009 and September 30, 2008 and related notes (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on November 2, 2009).

4.6

The management’s discussion and analysis of Barrick for the three and nine months ended September 30, 2009 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on November 2, 2009).

4.7

The material change report of Barrick dated March 19, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of $750 million in aggregate principal amount of 6.950% notes due 2019 (incorporated by reference to Exhibit 4.7 to Barrick’s registration statement on Form F-10, filed with the Commission on September 8, 2009).

4.8

The material change report of Barrick dated September 15, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of up to 108,962,500 of its common shares and the planned elimination of Barrick’s fixed price (non-participating) gold contracts and a portion of Barrick’s floating spot-price (fully-participating) gold contracts (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on September 15, 2009).

4.9

The material change report of Barrick dated November 2, 2009 regarding the pricing of $1.25 billion in debt securities comprising of $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 issued by BPDAF and guaranteed by Barrick on October 13, 2009, and the closing of the offering on October 16, 2009 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on November 2, 2009).

5.1		Consent of PricewaterhouseCoopers LLP (included in Exhibit 23.1 to Form F-4).

5.2		Consent of Davies Ward Phillips & Vineberg LLP, Canadian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation (included as Exhibit 5.2 to Form F-4).

5.3		Consent of Clayton Utz, Australian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation (included as Exhibit 5.3 to Form F-4).

6.1	**	Powers of Attorney.

7.1		Indenture dated as of October 16, 2009 among Barrick Gold Corporation, Barrick (PD) Australia Finance Pty Ltd and The Bank of New York Mellon, as trustee (included as Exhibit 4.3 to Form F-4).

**	Previously filed.

Exhibits to Form F-4

Exhibit No.

1.1	**	Purchase Agreement dated as of October 13, 2009 by and among Barrick (PD) Australia Finance Pty Ltd, Barrick Gold Corporation, and the initial purchasers named therein.

3.1	**	Certificate of Incorporation of Barrick (PD) Australia Finance Pty Ltd.

3.2	**	By-laws of Barrick (PD) Australia Finance Pty Ltd.

4.1		Form of 4.950% Notes due 2020 of Barrick (PD) Australia Finance Pty Ltd being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 4.3 below).

4.2		Form of 5.950% Notes due 2039 of Barrick (PD) Australia Finance Pty Ltd being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 4.3 below).

4.3	**	Indenture dated as of October 16, 2009 among Barrick Gold Corporation, Barrick (PD) Australia Finance Pty Ltd and The Bank of New York Mellon, as Trustee.

4.4	**	Exchange and Registration Rights Agreement dated as of October 16, 2009 between Barrick (PD) Australia Finance Pty Ltd, Barrick Gold Corporation, and the initial purchasers named therein.

5.1	**	Opinion of Shearman & Sterling, U.S. counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation.

5.2	**	Opinion of Davies, Ward, Phillips & Vineberg LLP, Canadian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation.

5.3	**	Opinion of Clayton Utz, Australian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation.

8.1	**	Opinion of Shearman & Sterling, U.S. counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation regarding U.S. federal income tax considerations.

8.2	**	Opinion of Davies, Ward, Phillips & Vineberg LLP, Canadian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation regarding Canadian federal income tax considerations.

8.3		Opinion of Clayton Utz, Australian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation regarding Australian income tax considerations (included in Exhibit 5.3 above).

12.1	**	Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1	**	Consent of PricewaterhouseCoopers LLP.

23.2		Consent of Shearman & Sterling LLP, U.S. counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation (included in Exhibit 5.1 above).

23.3	**	Consent of Davies, Ward, Phillips & Vineberg LLP, Canadian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation.

23.4	**	Consent of Clayton Utz, Australian counsel to Barrick (PD) Australia Finance Pty Ltd and Barrick Gold Corporation.

24.1	**	Powers of Attorney.

25.1	**	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York Mellon, as trustee, on Form T-1.

99.1	**	Form of Letter of Transmittal.

99.2	**	Form of Notice of Guaranteed Delivery.

**	Previously filed